U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File No.: 001-04192

(Translation of Registrant's name into English)

c/o Room 2302, 23/F, Oriental Center, 31 Wujiang Road, Shanghai, China 200041

(Address of office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

NEWS RELEASE

1 (844) 331 3343

info@scullyroyalty.com

SCULLY ROYALTY CORRECTS RECORD REGARDING POSTPONED ANNUAL GENERAL MEETING

NEW YORK (December 29, 2025) – Scully Royalty Ltd. (the "Company") (NYSE: SRL) affirmed today that, further to its news release on December 24, 2025, the Company’s board of directors postponed the annual general meeting (the "Meeting") of shareholders to allow a hearing before the Cayman Islands Court of Appeal as soon as reasonably practicable regarding the validity of the prior notice of direction nominations of MILFAM LLC ("MILFAM").

The Company is aware of MILFAM’s press release stating that it intended to unilaterally proceed with the Meeting, and thereafter that its nominees would be the directors of the Company. The Company has informed MILFAM of the invalidity of its unilateral actions and that it reserves all rights against MILFAM and its proposed nominees and joint actors. The Company advises that the postponed Meeting has not yet occurred and that the current board of directors remains in place. The Company urges all shareholders to only rely on official communications from the Company, including regarding the postponement and official re-scheduling time and date of the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCULLY ROYALTY LTD.

By:	/s/ Samuel Morrow
Samuel Morrow
Chief Executive Officer and Chief Financial Officer

Date:  December 29, 2025